May 3, 2007

Mail Stop 4561

David Gallagher
Political Calls, Inc.
1015 S. Cimarron
Las Vegas, NV  89145

	Re:	Political Calls, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
      Filed April 27, 2007
		Registration No. 333-140823

Dear Mr. Gallagher:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenues, page 19
1. We note you response to comment three. Please disclose that Mr.
Gallagher was one of your customers and the amount of revenues derived from him.

Financial Statements

2. Please monitor the need to update your financial statements and relevant disclosures within your filing under the guidance of Rule 3-
10g of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1
3. Please remove the opinion dated February 21, 2007 from your financial statements in an amended filing as this opinion is no longer applicable to the financial statements included within your filing.

Statement of Operations, page F-4

4. We note your disclosure of diluted loss per share which appears to have an antidilutive effect on loss per share. Paragraph 13 of SFAS
128 indicates that diluted earnings per share shall not assume conversion of securities that would have an antidilutive effect on earnings per share. Please give consideration to the guidance in paragraphs 11 through 13 of SFAS 128 and restate your statement of operations and revise your disclosure in Note 8 to the financial statements in an amended filing.

Revenue Recognition, page F-9

5. We note your response to prior comment 7 and your revised disclosure. Your previous disclosure addressed phone campaign costs and appeared to indicate that you have a policy of deferring such costs until the completion of the phone campaign. Since your revised disclosure does not appear to address phone campaign costs, please confirm that your policy is to expense such costs as incurred or otherwise provide your policy and your basis in GAAP for such policy to us.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Staff Accountant at 202-551-
3439
or Robert Telewicz, Senior Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Thomas Cook, Esq. (via facsimile)


David Gallagher
Political Calls, Inc.
May 3, 2007
Page 1